UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.            )*

BLUE COAT SYSTEMS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

126946102

(CUSIP Number)

Francisco Partners II, L.P.

Letterman Digital Arts Center

One Letterman Drive, Building C - Suite 410

San Francisco, California 94129

Attention: Keith Geeslin and Elza Gabriela K. Lichvárová

Telephone: (415) 418-2900

with a copy to:

Michael J. Kennedy, Esq.

C. Brophy Christensen, Esq.

O’Melveny & Myers LLP

Embarcadero Center West

275 Battery Street, Suite 2600

San Francisco, California 94111

Telephone: (415) 984-8700

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

June 2, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

Page 1 of 12 Pages

CUSIP No. 126946102	Page 2 of 12 Pages

1.	Names of Reporting Persons (entities only) Francisco Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, WC (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,119,460*
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,119,460*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,119,460* (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 5.25%† (see Item 5)
14.	Type of Reporting Person (See Instructions) PN

*	Consists of shares of Common Stock issuable upon conversion of the Zero Coupon Senior Convertible Notes and exercise of warrants to purchase Common Stock held by Francisco Partners II, L.P. and Francisco Partners Parallel Fund II, L.P. See Item 5.

†	This percentage is calculated pursuant to Rule 13d3(d)(1)(i) and assumes that none of the outstanding warrants or Zero Coupon Senior Convertible Notes or other convertible securities (other than those held by the Reporting Persons) have been exercised for, or converted into, shares of Common Stock, and is calculated based on 40,387,752 shares of Common Stock of Blue Coat Systems, Inc., which is the sum of (a) 38,268,292 shares of Common Stock outstanding (as of May 29, 2008), (b) 1,926,782 shares of Common Stock issuable upon conversion of the Zero Coupon Senior Convertible Notes held by Francisco Partners II, L.P. and Francisco Partners Parallel Fund II, L.P. and (c) 192,678 shares of Common Stock issuable upon exercise of warrants held by Francisco Partners II, L.P. and Francisco Partners Parallel Fund II, L.P. See Item 5.

CUSIP No. 126946102	Page 3 of 12 Pages

1.	Names of Reporting Persons (entities only) Francisco Partners Parallel Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, WC (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,119,460*
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,119,460*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,119,460* (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 5.25%† (see Item 5)
14.	Type of Reporting Person (See Instructions) PN

*	Consists of shares of Common Stock issuable upon conversion of the Zero Coupon Senior Convertible Notes and exercise of warrants to purchase Common Stock held by Francisco Partners II, L.P. and Francisco Partners Parallel Fund II, L.P. See Item 5.

†	This percentage is calculated pursuant to Rule 13d3(d)(1)(i) and assumes that none of the outstanding warrants or Zero Coupon Senior Convertible Notes or other convertible securities (other than those held by the Reporting Persons) have been exercised for, or converted into, shares of Common Stock, and is calculated based on 40,387,752 shares of Common Stock of Blue Coat Systems, Inc., which is the sum of (a) 38,268,292 shares of Common Stock outstanding (as of May 29, 2008), (b) 1,926,782 shares of Common Stock issuable upon conversion of the Zero Coupon Senior Convertible Notes held by Francisco Partners II, L.P. and Francisco Partners Parallel Fund II, L.P. and (c) 192,678 shares of Common Stock issuable upon exercise of warrants held by Francisco Partners II, L.P. and Francisco Partners Parallel Fund II, L.P. See Item 5.

CUSIP No. 126946102	Page 4 of 12 Pages

1.	Names of Reporting Persons (entities only) Francisco Partners GP II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, WC (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,119,460*
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,119,460*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,119,460* (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 5.25%† (see Item 5)
14.	Type of Reporting Person (See Instructions) PN

*	Consists of shares of Common Stock issuable upon conversion of the Zero Coupon Senior Convertible Notes and exercise of warrants to purchase Common Stock held by Francisco Partners II, L.P. and Francisco Partners Parallel Fund II, L.P. See Item 5.

†	This percentage is calculated pursuant to Rule 13d3(d)(1)(i) and assumes that none of the outstanding warrants or Zero Coupon Senior Convertible Notes or other convertible securities (other than those held by the Reporting Persons) have been exercised for, or converted into, shares of Common Stock, and is calculated based on 40,387,752 shares of Common Stock of Blue Coat Systems, Inc., which is the sum of (a) 38,268,292 shares of Common Stock outstanding (as of May 29, 2008), (b) 1,926,782 shares of Common Stock issuable upon conversion of the Zero Coupon Senior Convertible Notes held by Francisco Partners II, L.P. and Francisco Partners Parallel Fund II, L.P. and (c) 192,678 shares of Common Stock issuable upon exercise of warrants held by Francisco Partners II, L.P. and Francisco Partners Parallel Fund II, L.P. See Item 5.

CUSIP No. 126946102	Page 5 of 12 Pages

1.	Names of Reporting Persons (entities only) Francisco Partners GP II Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, WC (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,119,460*
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,119,460*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,119,460* (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 5.25%† (see Item 5)
14.	Type of Reporting Person (See Instructions) OO

*	Consists of shares of Common Stock issuable upon conversion of the Zero Coupon Senior Convertible Notes and exercise of warrants to purchase Common Stock held by Francisco Partners II, L.P. and Francisco Partners Parallel Fund II, L.P. See Item 5.

†	This percentage is calculated pursuant to Rule 13d3(d)(1)(i) and assumes that none of the outstanding warrants or Zero Coupon Senior Convertible Notes or other convertible securities (other than those held by the Reporting Persons) have been exercised for, or converted into, shares of Common Stock, and is calculated based on 40,387,752 shares of Common Stock of Blue Coat Systems, Inc., which is the sum of (a) 38,268,292 shares of Common Stock outstanding (as of May 29, 2008), (b) 1,926,782 shares of Common Stock issuable upon conversion of the Zero Coupon Senior Convertible Notes held by Francisco Partners II, L.P. and Francisco Partners Parallel Fund II, L.P. and (c) 192,678 shares of Common Stock issuable upon exercise of warrants held by Francisco Partners II, L.P. and Francisco Partners Parallel Fund II, L.P. See Item 5.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the shares of Common Stock, $0.0001 par value per share (“Common Stock”), of Blue Coat Systems, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 420 North Mary Avenue, Sunnyvale, California 94085.

Item 2.	Identity and Background.

(a) This Statement is being filed jointly by the following (each a “Reporting Person” and collectively, the “Reporting Persons”): (1) Francisco Partners II, L.P., a Delaware limited partnership (“Francisco Partners II”), (2) Francisco Partners Parallel Fund II, L.P., a Delaware limited partnership (“Francisco Partners Parallel Fund II”), (3) Francisco Partners GP II, L.P., a Delaware limited partnership (“Francisco Partners GP II”) and (4) Francisco Partners GP II Management, LLC, a Delaware limited liability company (“Francisco Partners Management”). The agreement among the Reporting Persons relating to the joint filing of this statement is attached to this Schedule 13D as Exhibit 99.1.

(b) The address of the principal executive office of each of the Reporting Persons is located at One Letterman Drive, Building C, Suite 410, San Francisco, California 94129.

(c) The principal business of each of Francisco Partners II and Francisco Partners Parallel Fund II is to make direct and indirect investments in various companies. The general partner of each of Francisco Partners II and Francisco Partners Parallel Fund II is Francisco Partners GP II. The principal business of Francisco Partners GP II is serving as the general partner of various limited partnerships, including Francisco Partners II and Francisco Partners Parallel Fund II, whose principal business is investing directly or indirectly in various companies. The general partner of Francisco Partners GP II is Francisco Partners Management. The principal business of Francisco Partners Management is serving as general partner of Francisco Partners GP II and providing management services to Francisco Partners II and Francisco Partners Parallel Fund II at the request of Francisco Partners GP II.

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations and other minor offenses).

(e) During the last five years, none of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is organized under the laws of the State of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration.

As more fully described in Item 6 below, on June 2, 2008, under the terms of a private placement and pursuant to that certain Note Purchase Agreement dated as of April 20, 2008 (the “Note Purchase Agreement”) by and among the Company, Manchester Securities Corp. (“Manchester”) and Francisco Partners II, Francisco Partners II purchased $39,458,000 in aggregate principal amount of the Company’s Zero Coupon Senior Convertible Notes due 2013 (the “Notes”) from the Company, and Francisco Partners Parallel Fund II purchased $542,000 in aggregate principal amount of the Notes from the Company (the “Note Purchase”). In connection with the Note Purchase, the Company issued a Warrant to Purchase One Hundred Ninety Thousand Sixty-Seven (190,067) shares of Common Stock of the Company to Francisco Partners II and a Warrant to Purchase Two Thousand Six Hundred Eleven (2,611) shares of Common Stock of the Company to Francisco Partners Parallel Fund II (the “Warrants”).

The funds used by Francisco Partners II and Francisco Partners Parallel Fund II to purchase the Notes described above were obtained by Francisco Partners II and Francisco Partners Parallel Fund II from capital contributions by their partners and from the available funds of Francisco Partners II and Francisco Partners Parallel Fund II.

Item 4.	Purpose of Transaction.

The Reporting Persons consummated the transactions described herein in order to acquire an interest in the Company for investment purposes. The Reporting Persons intend to review continuously their position in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Persons may retain or from time to time increase their holdings or dispose of all or a portion of their holdings, subject to any applicable legal and contractual restrictions on their ability to do so.

The Reporting Persons also consummated the transactions described herein in order to partially finance the acquisition by the Company of Packeteer, Inc. on June 2, 2008 pursuant to a tender offer for all of the outstanding shares of Packeteer, Inc.

In addition, the matters set forth in Item 6 below are incorporated in this Item 4 by reference as if fully set forth herein.

Except as set forth in this Item 4 (including the matters described in Item 6 below which are incorporated in this Item 4 by reference), the Reporting Persons have no present plans or proposals that relate to or that result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Persons may be deemed to share beneficial ownership of 2,119,460 shares of Common Stock issuable upon conversion of the Notes and exercise of the Warrants. The filing of this Statement shall not be construed as an admission that the Reporting Persons share beneficial ownership of these shares.

As of May 29, 2008, there were 38,268,292 shares of Common Stock outstanding.

Francisco Partners II would beneficially own 2,119,460 shares of Common Stock upon conversion of the Notes and exercise of the Warrants, which would constitute approximately 5.25% of the outstanding shares of Common Stock. Francisco Partners Parallel Fund II would beneficially own 2,119,460 shares of Common Stock upon conversion of the Notes and exercise of the Warrants, which would constitute approximately 5.25% of the outstanding shares of Common Stock. Francisco Partners GP II, as the general partner of Francisco Partners II and Francisco Partners Parallel Fund II, and Francisco Partners Management, as the general partner of Francisco Partners GP II, may be deemed to beneficially own an aggregate of 2,119,460 shares of Common Stock upon conversion of the Notes and exercise of the Warrants, which would constitute approximately 5.25% of the outstanding shares of Common Stock. Except to the extent of its interests as general partner in Francisco Partners II and Francisco Partners Parallel Fund II, Francisco Partners GP II expressly disclaims such beneficial ownership and the filing of this Statement shall not be construed as an admission that Francisco Partners GP II is a beneficial owner of the shares of Common Stock beneficially owned by Francisco Partners II and Francisco Partners Parallel Fund II. Except to the extent of its interest as general partner in Francisco Partners GP II, Francisco Partners Management expressly disclaims such beneficial ownership and the filing of this Statement shall not be construed as an admission that Francisco Partners Management is a beneficial owner of the shares of Common Stock beneficially owned by Francisco Partners II and Francisco Partners Parallel Fund II.

By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Exchange Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those shares held by any other members of the group.

(b) The Reporting Persons may be deemed to share beneficial ownership of 2,119,460 shares of Common Stock issuable upon conversion of the Notes and exercise of the Warrants to the extent that they may be deemed to share voting power of the shares of Common Stock issued upon such conversion or exercise. The filing of this Statement shall not be construed as an admission that the Reporting Persons share beneficial ownership of these shares.

Because Francisco Partners Management is the general partner of Francisco Partners GP II, which is in turn the general partner of Francisco Partners II and Francisco Partners Parallel Fund II, Francisco Partners Management may be deemed to have beneficial ownership of 2,119,460 shares of Common Stock issuable upon conversion of the Notes and exercise of the Warrants, over which Francisco Partners Management has shared voting and dispositive power.

Because Francisco Partners GP II is the general partner of Francisco Partners II and Francisco Partners Parallel Fund II, Francisco Partners GP II may be deemed to have beneficial ownership of 2,119,460 shares of Common Stock issuable upon conversion of the Notes and exercise of the Warrants, over which Francisco Partners GP II has shared voting and dispositive power.

Francisco Partners II may be deemed to have beneficial ownership of 2,119,460 shares of Common Stock issuable upon conversion of the Notes and exercise of the Warrants, over which it has shared voting and dispositive power with Francisco Partners Parallel Fund II, Francisco Partners GP II and Francisco Partners Management.

Francisco Partners Parallel Fund II may be deemed to have beneficial ownership of 2,119,460 shares of Common Stock issuable upon conversion of the Notes and exercise of the Warrants, over which it has shared voting and dispositive power with Francisco Partners II, Francisco Partners GP II and Francisco Partners Management.

The filing of this statement shall not be construed as an admission that any of the Reporting Persons share beneficial ownership for purposes of Section 13(d) of the Exchange Act.

(c) Except as set forth in Item 3 above, no transactions in the Common Stock were effected during the past sixty days by the Reporting Persons.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The matters set forth in Item 2, Item 3 and Item 4 are incorporated in this Item 6 by reference as if fully set forth herein.

Note Purchase Agreement

Pursuant to the Note Purchase Agreement, Francisco Partners II agreed to purchase from the Company, and the Company agreed to sell to Francisco Partners II, $40,000,000 in aggregate principal amount of the Notes. On June 2, 2008 (the “Closing Date”), Francisco Partners II and Francisco Partners Parallel Fund II purchased the Notes from the Company.

The foregoing summary of the Note Purchase Agreement is not intended to be complete and is qualified in its entirety by reference to the Note Purchase Agreement, a copy of which was filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on April 22, 2008.

Registration Rights Agreement

Pursuant to that certain Registration Rights Agreement dated as of June 2, 2008 (the “Registration Rights Agreement”), the Company shall prepare, and, as soon as reasonably practicable but in no event later than one hundred twenty (120) days after the Closing Date, file with the SEC a Registration Statement on Form S-3 for an offering to be made on a continuous basis pursuant to Rule 415 (each Registration Statement so filed shall be a “Shelf Registration Statement”), covering the resale of all of the shares of Common Stock issued or issuable upon conversion of the Notes and exercise of the Warrants and any securities issued or issuable with respect to such shares (collectively, the “Registrable Securities”). The Company shall use its commercially reasonable efforts to have the Shelf Registration Statement declared effective by the SEC as soon as reasonably practicable, but in no event later than the date which is one hundred eighty (180) days after the Closing Date. In addition, each Investor (as defined therein) has certain piggyback registration rights with respect to the Registrable Securities.

The foregoing summary of the Registration Rights Agreement is not intended to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which was filed as Exhibit 10.02 to the Company’s Current Report on Form 8-K filed with the SEC on June 3, 2008.

Based on the foregoing and the transactions and relationships described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act. The filing of this statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.

Item 7.	Material to Be Filed as Exhibits.

99.1	Joint Filing Agreement dated June 9, 2008, by and among Francisco Partners II, L.P., Francisco Partners Parallel Fund II, L.P., Francisco Partners GP II, L.P. and Francisco Partners GP II Management, LLC.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2008

FRANCISCO PARTNERS II, L.P.
By:	Francisco Partners GP II, L.P., General Partner
By:	Francisco Partners GP II Management, LLC, General Partner

By:	/s/ Keith Geeslin
Name:	Keith Geeslin
Title:	Managing Member

FRANCISCO PARTNERS PARALLEL FUND II, L.P.
By:	Francisco Partners GP II, L.P., General Partner
By:	Francisco Partners GP II Management, LLC, General Partner

By:	/s/ Keith Geeslin
Name:	Keith Geeslin
Title:	Managing Member

FRANCISCO PARTNERS GP II, L.P.
By:	Francisco Partners GP II Management, LLC, General Partner

By:	/s/ Keith Geeslin
Name:	Keith Geeslin
Title:	Managing Member

FRANCISCO PARTNERS GP II MANAGEMENT, LLC

By:	/s/ Keith Geeslin
Name:	Keith Geeslin
Title:	Managing Member

INDEX TO EXHIBITS

Exhibit Number	Document

99.1	Joint Filing Agreement dated June 9, 2008, by and among Francisco Partners II, L.P., Francisco Partners Parallel Fund II, L.P., Francisco Partners GP II, L.P. and Francisco Partners GP II Management, LLC.